
05006530

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.



Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	PROCESSED MAR 17 2005 THOMSON FINANCIAL

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$2,000,000.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund costs associated with a possible significant acquisition and other growth opportunities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1/3/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,454,416,167	Full Paid Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	297,650,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .28/2/05...............
(Director/Company secretary)

Print name: ......Svend Nisted..

== == == == ==

+ See chapter 19 for defined terms.

Multiemedia Limited
Appendix 4D

Half yearly results for announcement to the market as at 31 December 2004

				$A'000
Revenues from ordinary activities	up	43.48%	to	$11,768
Profit (loss) from ordinary activities after tax attributable to members	down	16.15%	to	($5,294)
Net profit (loss) for the period attributable to members	down	16.15%	to	($5,294)

NTA backing	31 December 2004	31 December 2003
Net tangible asset backing per ordinary security	0.52¢	1.14 ¢

Group turnover compared to same period last year increased significantly by 43% to $11.8 million while costs were maintained and the net group result was largely in line with the Company's forecast issued in October 2004.

During the six months since the Directors last report to June 2004, the Company has continued to grow its three core businesses of NewSat, MTD and Airworks Media. The new business units of NewSat and Airworks continue to develop while strengthening synergies with MTD to provide strong future growth.

Dividends

There were no dividends declared or paid in the previous or current period

Basis of accounts preparations

This is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made during the period.

Multiemedia Limited

Half Yearly Financial Reports

As at 31 December 2004

Directors Report

Directors

J H Walker (Chairman)
A M Ballintine (Chief Executive Officer and Founder)
E C Ellison III (Non-Executive Director)

Review and Results of Operations

During the six months since the Directors last report to June 2004, the Company has continued to grow its three core businesses of NewSat, MTD and Airworks Media.

It is pleasing to report group turnover compared to same period last year increased significantly by 43% to $11.8 million while costs were maintained and the net group result was largely in line with the Company's forecast issued in October 2004.

Major developments during the period for the NewSat Satellite Broadband business included approval as a provider of the Federal Governments' rural Australian broadband initiatives of Higher Bandwidth Incentive Scheme (HiBIS) for business and home and, Broadband for Health for regional and remote doctors. NewSat also increased its business in the Middle East winning new contracts throughout the region.

Airworks Media has continued to develop business under its exclusive contract to supply graphical and audio advertising content to all Woolworth stores and is well placed to maximize this and other opportunities as point of sale advertising rapidly grows and draws revenues away from traditional media.

MTD has continued to develop and release new products for its 2000 plus distributors while managing the growing number of installations for NewSat's Australian business, including all Airworks' customer installations.

The new business units of NewSat and Airworks continue to develop while strengthening synergies with MTD to provide strong future growth.

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.

Adrian Ballintine
Director and CEO
28 February 2005


ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Multiemedia Limited

In relation to our review of the financial report of Multiemedia Limited for the half year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

D.J. Shewring
Partner
28 February 2005

Condensed Consolidated statement of financial performance

	Notes	2004 $'000	2003 $'000
Revenue from Ordinary Activities	2	11,768	8,202
Expenses from ordinary activities		(16,969)	(12,689)
Borrowing costs		(93)	(71)
Profit (loss) from ordinary activities before tax[a]		**(5,294)**	**(4,558)**
Income tax on ordinary activities			
Profit (loss) from ordinary activities after tax	2	**(5,294)**	**(4,558)**
Profit (loss) from extraordinary items after tax		-	-
Net profit (loss)		**(5,294)**	**(4,558)**
Net profit (loss) attributable to outside equity interests		-	-
Net profit (loss) for the period attributable to members		**(5,294)**	**(4,558)**

Earnings per security (EPS)

		2004	2003
(a)	Basic loss per share	(0.43) ¢	(0.5)¢
(b)	Diluted loss per share	(0.43) ¢	(0.5)¢

		Notes	2004	2003
a.	Significant items included within profit from ordinary activities before tax	2	-	(1,641)

Condensed Consolidated statement of financial position

	Notes	As at 31/12/04 $'000	As at 30/6/04 $'000
Current assets			
Cash assets		1,558	1,801
Receivables		2,709	5,809
Inventories		1,499	2,247
Other		970	358
Total current assets		**6,736**	**10,215**
Non-current assets			
Property, plant and equipment		8,675	3,076
Intangibles		2,371	1,422
Other		125	18
Total non-current assets		**11,171**	**4,516**
Total assets		**17,907**	**14,731**
Current liabilities			
Payables		5,537	3,493
Interest bearing liabilities		1,915	1,230
Provisions		325	397
Other		118	383
Total current liabilities		**7,895**	**5,503**
Non-current liabilities			
Interest bearing liabilities		329	214
Provisions		209	153
Total non-current liabilities		**538**	**367**
Total liabilities		**8,433**	**5,870**
Net assets		**9,474**	**8,861**
Equity attributable to members of the parent entity		**9,474**	**8,861**

Condensed consolidated statement of cash flows

	Notes	2004 $'000	2003 $'000
Cash flows related to operating activities			
Receipts from customers		8,396	9,195
Payments to suppliers and employees		(14,381)	(13,212)
GST received (paid)		142	-
Interest and other items of similar nature received		-	77
Interest and other costs of finance paid		(71)	(71)
Net operating cash flows		**(5,914)**	**(4,011)**
Cash flows related to investing activities			
Payment for purchases of property, plant and equipment		(68)	(1,914)
Purchase of controlled entity		17	-
Net investing cash flows		**(51)**	**(1,914)**
Cash flows related to financing activities			
Proceeds from issues of securities (shares, options, etc.)		5,222	17,719
Proceeds from borrowings		500	
Repayment of borrowings		-	(653)
Repayment of finance lease principle		-	
Net financing cash flows		**5,722**	**17,066**
Net increase (decrease) in cash held		**(243)**	**11,141**
Cash at beginning of period		1,801	194
Cash at end of period		**1,558**	**11,335**

Notes to the Half Year Financial Statements

Note 1

Basis of Preparation of the Half-Year Financial Report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Multiemedia Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by Multiemedia Limited and its controlled entities during the half-year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Going Concern

The financial statements disclose the Group has an operating loss for the period ended 31 December of $5,293,605 . The Group's ability to continue as a going concern is dependent upon the budgeted sales, profit and cashflows of the Group's operating entities being achieved in the expected timeframes or that the Group is able to raise adequate capital within the next 12 months to meet its debts as and when they fall due. The Directors are of the opinion that the budgets will be achieved resulting in trading profits and positive cashflows, or additional capital will be raised to enable the Group to continue as a going concern. However, as forecast events frequently do not occur as expected, achievements of forecasts and thus the Group's ability to continue as a going concern is inherently uncertain at the date of signing of the financial statements.

(c) Changes in accounting policies

The accounting policies applied are consistent with the most recent annual financial report for the year ended 30 June 2004.

Note 2

Profit/ (Loss) from ordinary activities

Profit/(Loss) from ordinary activity including the following revenue and expense items whose disclosure is relevant in the explaining the financial performance of the consolidated entity.

	Consolidated	
	2004	2003
	$'000	$'000
Revenues		
Satellite Broadband	3,391	-
Distribution of Technology Products	7,824	7,657
Provision of Services-Communications and Software	-	431
Interest from Other Persons	-	77
Other Revenue	553	37
Total Revenues	**11,768**	**8,202**
Expenses		
Cost of Sales and Development	11,412	7,594
Sales and Marketing Expenses	1,180	371
Occupancy Expenses	389	93
Administrative Expenses	3,296	2,668
Depreciation and Amortisation	692	322
Significant Items		
Cost of shares issued in lieu of cash for strategic advice relating to capital structure and capital raising	-	1,641
Total Expenses	**16,969**	**12,689**

Note 3

Acquisition Of A Controlled Entity

On 8 Oct 2004, Multiemedia Ltd acquired 100% of the voting share capital of Airworks Media Pty Ltd, an unlisted company specialising in the advertising and media services mainly to Woolworths Supermarkets nationwide. The components of the acquisition cost were:

Net Assets of Airworks Media at 8 Oct 2004:	$
Assets Acquired	6,291,081
Liabilities	(7,292,908)
Net Liabilities	(1,001,827)
Goodwill Arising On Acquisition	1,001,828
Cash Purchase consideration	**1**

Note : Note 3 is expressed in $ to show the detailed cash consideration relating to Airworks Media.

Note 4

Contingent Assets And Liabilities

Switchcorp

A claim for unspecified damages relating to the termination of the proposed acquisition of Switchcorp by Multimedia Limited in 2003 was lodged during the year ended 30 June 2004. The quantum of the claim has yet to be determined. The company has denied liability and the directors are of the opinion that no loss will be incurred.

Rentworks Limited

The shares in Airworks which Multiemedia acquired during the period have been mortgaged to a financing company, Rentworks Limited, as security for a loan of $500,000 provided by Rentworks. In the event that Multiemedia is unable to repay this loan its equity share of Airworks will be forfeited to Rentworks Ltd

Note 5

Segment Information

Multiemedia Limited
Segment Reporting Disclosure
31-Dec-04

Segment Result	Satellite Broadband		Distribution of Technology Products		Communications & Software		Advertising		Eliminations		Consolidated	
	Dec-04	Dec-03	Dec-04	Dec-03	Dec-04	Dec-03	Dec-04	Dec-03	Dec-04	Dec-03	Dec-04	Dec-03
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue												
Sales to Customer outside the Group	3,508	-	8,767	7,657	-	431	553	-	(1,060)	-	11,768	8,093
Other Revenues		-					-	109			-	109
Intersegment Revenues				51		39				(90)	-	-
Total Segment Revenue	3,508	-	8,767	7,708	-	470	553	109	(1,060)	(90)	11,768	8,202
Unallocated Revenue												-
Results												
Segment Results	(4,519)	(51)	(369)	(52)	-	(1,602)	(170)	(2,853)	(236)		(5,294)	(4,558)

Note 6

Subsequent Events

On February 10th 2005 Multiemedia renegotiated the purchase terms of licence software for its subsidiary Airworks Media. This will result in a favourable adjustment of $600,000 that will be reflected in the second half year accounts to June 2005.

During February 2005 Multiemedia formalised arrangements with original Airworks Media acquisition syndicate members whereby minorities were provided with a 31% interest in Airworks Media.

On February 28th 2005 Multiemedia raised $2,000,000 through the placement of 80,000,000 shares. The placement was to fund costs associated with a possible significant acquisition and other growth opportunities.

The events were not in existence at 31st December 2004 and any cost or revenues arising out of these new events have not been recognised in the financial statements to that date.

Note 7

Impact of adopting AASB equivalents to IASB Standards

Multiemedia Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by transition to IFRS. As Multiemedia Limited has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Multiemedia Limited prepare its first IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Multiemedia Limited. At this stage, the company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments
Under AASB 139 Financial Instruments : Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables - measured at amortised cost, held to maturity - measured at amortised cost, held for trading - measured at fair value with fair value changes charged to net profit to loss, available for sale - measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet. Whilst the future effect of this change in accounting policy is not yet finalised as the classification and measurement process has not yet been fully completed, adoption is not expected to impact materially the Group's financial performance or position.

Hedge Accounting
Under AASB 139 Financial Instruments : Recognition and Measurement in order to achieve a qualifying hedge, the entity is required to meet the following criteria :

- Identified the type of hedge - fair value or cash flow;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be highly effective; and
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

This will result in a change in the entity's current accounting policy which applies hedge accounting to its purchase of inventory under forward foreign exchange contracts. The contracts are general hedges and are not able to be separately identified and documented in accordance with the requirements of IAS 39. Under the new policy hedge accounting will be recognised in the income applied to such forward foreign exchange contracts and all gains and losses on the contracts will be recognised in the income statement. Reliable estimation of the future financial effect of this change in accounting policy has not yet been measured, however, no material impact on the ongoing financial performance of the group is anticipated.

Goodwill

Under the Australian equivalent to IFRS 3 Business Combinations goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortised goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known. Excluding the assessment of any changes for impairment, the abolition of goodwill amortisation will result in increased profit going forward.

Accounting For Acquisitions

Under AASB 3 "Business Combinations" a number of differences may arise in accounting for the acquisition of Airworks Ltd. Upon adoption of the standard Multiemedia will be required to recognise contingent assets and contingent liabilities of Airworks at date of acquisition. Further AASB 3 states that goodwill acquired in a business combination shall not be amortised. Instead, the acquirer tests it for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Therefore goodwill arising from the acquisition of Airworks Limited will be subject to the impairments tests in accordance with AASB 136 Impairment of Assets.

AASB 3 requires adjustments to the initial accounting of a business combination of identifiable assets acquired and liabilities assumed that existed at acquisition date but which were not identified or recognised by Multiemedia when the business combination was initially accounted for. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Directors Declaration

In accordance with a resolution of the directors of Multiemedia Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Adrian Ballintine
Director and CEO
28 February 2005



120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Multiemedia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Multiemedia Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditors' Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Southern Multiemedia Limited and the entities it controlled during the period is not in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the period ended on that date; and
- (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation of Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(b) to the financial statements, there is significant uncertainty whether the company and the consolidated entity will be able to continue as going concerns and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and/or the consolidated entity not continue as going concerns.

Ernst & Young

D.J. Shewring
Partner
Melbourne
28 February 2005